UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

AUDIOCODES LTD.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

2.00% Senior Convertible Notes due 2024
(Title of Class of Securities)

050732AB2 and 050732AA4
(CUSIP Number of Class of Securities)

AudioCodes Inc.
2099 Gateway Plaza
San Jose, California 95134
(408) 441-1175
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies to:
Neil Gold, Esq.	Itamar Rosen, Adv.	Aaron M. Lampert, Adv.
Manuel G.R. Rivera, Esq.	Vice President, Legal Affairs and Company Secretary	Tuvia Geffen, Adv.
Fulbright & Jaworski L.L.P.	AudioCodes Ltd.	Naschitz, Brandes & Co.
666 Fifth Avenue	1 Hayarden Street	5 Tuval Street
New York, New York 10103	Airport City, Lod, 70151, Israel	Tel Aviv 67897, Israel
Telephone: (212) 318-3000	Telephone: (972) 3-976-4000	Telephone: (972) 3-623-5000
Facsimile: (212) 318-3400	Facsimile: (972) 3-976-4044	Facsimile: (972) 3-623-5005

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee
$74,998,000	$4,184.89

*	Calculated solely for purposes of determining the filing fee. The Put Option Purchase Price of the 2.00% Senior Convertible Notes due 2024 (the “Notes”), as described herein, is 100% of the aggregate principal amount of the Notes, together with accrued and unpaid interest up to but not including the Put Option Purchase Date. As of October 7, 2009, there was $74,998,000 in aggregate principal amount of the Notes outstanding, resulting in an aggregate maximum Put Option Purchase Price of $74,998,000.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$4,184.89
Form or Registration No.:	Schedule TO-I
Filing party:	AudioCodes Ltd.
Date filed:	October 8, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

AMENDMENT NO. 1 TO SCHEDULE TO

        This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”), filed with the Securities and Exchange Commission on October 8, 2009, by AudioCodes Ltd., an Israeli company (the “Company”), with respect to the right of each holder of the Company’s 2.00% Senior Convertible Notes due 2024 (the “Notes”), to sell, and the obligation of the Company to purchase, the Notes (the “Put Option”), pursuant to the terms of and subject to the conditions set forth in the Indenture, dated as of November 9, 2004, between the Company and U.S. Bank National Association, as trustee, as set forth in the Company Notice to Holders of 2.00% Senior Convertible Notes due 2024, dated October 8, 2009 (the “Company Notice”), and the related press release, copies of which were previously filed with the Schedule TO as exhibits.

Extension of the Put Option

        The Company Notice is hereby amended as set forth in Exhibit (a)(1)(B), “Amendment to Company Notice to Holders of 2.00% Senior Convertible Notes due 2024 Issued by AudioCodes Ltd.”, dated October 20, 2009. Throughout the Schedule TO and exhibits thereto, all references to the expiration of the Put Option, which was originally scheduled to occur at 5:00 p.m. New York City time on November 9, 2009, are hereby amended to extend the expiration time of the Put Option to 12:00 midnight, Eastern Time, on November 9, 2009.

        The information in the Schedule TO and exhibits previously filed with the Schedule TO is incorporated herein by reference in response to the items required in this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically set forth herein. Except as specifically set forth herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule TO.

Item 12. Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

Exhibit Number	Description

(a)(1)(B)*	Amendment to Company Notice to Holders of 2.00% Senior Convertible Notes due 2024 Issued by AudioCodes Ltd., dated October 20, 2009.

(a)(5)(B)*	Press release announcing extension of the Put Option, issued on October 20, 2009.

* Filed herewith.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 20, 2009

AUDIOCODES LTD. By: /s/ NACHUM FALEK —————————————— Nachum Falek Chief Financial Officer

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EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)+	Company Notice to Holders of 2.00% Senior Convertible Notes due 2024, dated October 8, 2009.

(a)(1)(B)*	Amendment to Company Notice to Holders of 2.00% Senior Convertible Notes due 2024 Issued by AudioCodes Ltd., dated October 20, 2009.

(a)(5)(A)+	Press release issued on October 8, 2009.

(a)(5)(B)*	Press release announcing extension of the Put Option, issued on October 20, 2009.

(b)	Not applicable.

(d)(1)	Indenture, dated as of November 9, 2004, between the Company and the Trustee, filed as Exhibit 4.2 to the Company's Registration Statement on Form F-3 (Registration No. 333-123859) filed with the Securities and Exchange Commission on April 5, 2005, and incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.

+ Previously filed.
* Filed herewith.

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